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                          May 29, 2024

       Patrick Taylor
       Vice President and Manager
       Brookfield Capital Finance LLC
       250 Vesey Street, 15th Floor
       New York, NY 10281-1023

                                                        Re: Brookfield Capital
Finance LLC
                                                            Registration
Statement on Form F-3
                                                            Filed May 22, 2024
                                                            File No. 333-279602

       Dear Patrick Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Christopher R.
Bornhorst, Esq.